Exhibit 99.2

ROYAL BANK OF CANADA

U.S. $50,000,000,000

SENIOR GLOBAL MEDIUM-TERM NOTES, SERIES I

CALCULATION AGENCY AGREEMENT
BETWEEN
ROYAL BANK OF CANADA
AND
RBC Capital Markets, LLC

September 14, 2021

This Calculation Agency Agreement (this “Agreement”) is entered into as of September 14, 2021 by and between Royal Bank of Canada (the “Bank”) and RBC Capital Markets, LLC. The Bank proposes to issue and sell certain of its securities designated as Senior Global Medium-Term Notes, Series I (the “Notes”). The Notes are to be issued under the Indenture, dated as of October 23, 2003, as supplemented by the First Supplemental Indenture, dated as of July 21, 2006, the Second Supplemental Indenture, dated as of February 28, 2007, and the Third Supplemental Indenture, dated as of September 7, 2018 (together, the “Indenture”), in each case between the Bank and The Bank of New York Mellon (as successor to the corporate trust business of JPMorgan Chase Bank, N.A.), as Trustee (the “Trustee”). The Notes are to be distributed pursuant to the terms of the Distribution Agreement, dated September 14, 2021 (the “Distribution Agreement”), among the Bank, RBC Capital Markets, LLC, ANZ Securities, Inc., Barclays Capital Inc., BNY Mellon Capital Markets, LLC, BofA Securities, Inc., Capital One Securities, Inc., Citigroup Global Markets Inc., Comerica Securities, Inc., Commonwealth Bank of Australia, Credit Suisse Securities (USA) LLC, DBS Bank Ltd., Desjardins Securities, Inc., Deutsche Bank Securities Inc., Fifth Third Securities, Inc., Goldman Sachs & Co. LLC, HSBC Securities (USA) Inc., Huntington Securities, Inc., Inspere X LLC, J.P. Morgan Securities LLC, KeyBanc Capital Markets Inc., Morgan Stanley & Co. LLC, MUFG Securities Americas Inc., nabSecurities, LLC, National Bank of Canada Financial Inc., Natixis Securities Americas LLC, Rabo Securities USA, Inc., Regions Securities LLC, Santander Investment Securities Inc., SG Americas Securities, LLC, SMBC Nikko Securities America, Inc., Standard Chartered Bank, Truist Securities, Inc., UBS Financial Services, Inc., UBS Securities LLC, U.S. Bancorp Investments, Inc., Wells Fargo Securities, LLC and Westpac Capital Markets LLC relating to the Notes. Terms used but not defined herein shall have the meanings assigned to them in the Master Note attached as Exhibit A hereto or in the Prospectus, dated September 14, 2021 (or any successor prospectus delivered to the Calculation Agent, as defined below), as supplemented by the Prospectus Supplement, dated September 14, 2021 (or any successor prospectus supplement delivered to the Calculation Agent, as defined below) (collectively, the “Prospectus”).

For the purpose of appointing an agent to perform the functions of the calculation agent as described in the Prospectus with respect to any Note, including (i) any Note the determination of the amount of principal or interest of which is linked to other securities or to commodities or an index or indices and (ii) any Note which may bear interest at the Commercial Paper Rate, U.S. Prime Rate, SOFR Index, EURIBOR, Treasury Rate, CMT Rate, CMS Rate and Federal Funds Rate, in each case to be set forth in one or more pricing supplements to the Prospectus (collectively, the “Floating Rate Indices”), the Bank and RBC Capital Markets, LLC agree as follows:

1.       Upon the terms and subject to the conditions contained herein, the Bank hereby appoints RBC Capital Markets, LLC (in such capacity, the “Calculation Agent”) for the purpose of performing the functions of the calculation agent with respect to the Floating Rate Indices in the manner and at the times provided in the Notes, the Prospectus and the applicable pricing and (where relevant) product prospectus supplement, except with respect to Notes issued on or after the date hereof where a different calculation agent is designated in the applicable pricing and (where relevant) product prospectus supplement.

2.       The Calculation Agent shall use due care to determine the Floating Rate Indices and all other matters which are required to be determined or provided by the Calculation Agent pursuant to the terms of the applicable Note and as described in the Prospectus and applicable pricing and (where relevant) product prospectus supplement, and (i) shall communicate the same and the relevant interest payment date to the Bank, the Trustee and any paying agent identified to it in writing on the day of such determination or performance and (ii) if applicable, upon the request of a Holder of such a Note, provide the interest rate (based on the applicable Floating Rate Indices) then in effect and, with respect to Floating Rate Indices other than the SOFR Index, if determined, the interest rate (based on the applicable Floating Rate Indices) that will become effective on the next interest reset date.

3.       The Calculation Agent accepts its obligations set forth herein, upon the terms and subject to the conditions hereof, including the following, to all of which the Bank agrees:

(a)       The Calculation Agent shall be entitled to such compensation as may be agreed in writing with the Bank for all services rendered by the Calculation Agent, and the Bank promises to pay such compensation and to reimburse the Calculation Agent for the reasonable out-of-pocket expenses (including counsel fees and expenses) incurred by it in connection with the services rendered by it hereunder upon receipt of such invoices as the Bank shall reasonably require. The Bank also agrees to indemnify the Calculation Agent for, and to hold it harmless against, any and all loss, liability, damage, claims or expenses (including the costs and expenses of defending against any claim of liability) incurred by the Calculation Agent that arises out of or in connection with its acting as Calculation Agent hereunder, except such as may result from the gross negligence, willful misconduct or bad faith of the Calculation Agent or any of its agents or employees. The Calculation Agent shall incur no liability and shall be indemnified and held harmless by the Bank for, or in respect of, any actions taken, omitted to be taken or suffered to be taken in good faith by the Calculation Agent in reliance upon (i) the written opinion of counsel satisfactory to it or (ii) written instructions from the Bank. The Calculation Agent shall not be liable for any error resulting from the use of or reliance on a source of information used in good faith and with due care to calculate the interest rate or the interest amount for each Note or in determining any other matter required to be determined by the Calculation Agent pursuant to the terms of the Note. The provisions of this paragraph shall survive the termination of this Agreement.

(b)       In acting under this Agreement and in connection with the Notes, the Calculation Agent is acting solely as agent of the Bank and does not assume any obligations to, or relationship of agency or trust for or with, any of the owners or holders of the Notes.

(c)       The Calculation Agent shall be protected and shall incur no liability for or in respect of any action taken or omitted to be taken or anything suffered by it in reliance upon the terms of the Notes, any notice, direction, certificate, affidavit, statement or other paper, document or communication reasonably believed by it to be genuine and to have been approved or signed by the proper party or parties.

(d)       The Calculation Agent shall be obligated to perform such duties and only such duties as are herein specifically set forth and any duties necessarily incidental thereto, and no implied duties or obligations shall be read into this Agreement against the Calculation Agent.

(e)       Unless herein otherwise specifically provided, any order, certificate, notice, request, direction or other communication from the Bank made or given by it under any provision of this Agreement shall be sufficient if signed by a proper officer or an authorized person of the Bank.

(f)       The Calculation Agent may, upon obtaining the prior written consent of the Bank, perform any duties hereunder either directly or by or through agents or attorneys, and the Calculation Agent shall not be responsible for any misconduct or negligence on the part of any agent or attorney appointed with due care by it hereunder.

(g)       In no event shall the Calculation Agent be liable for special, indirect or consequential loss or damage of any kind whatsoever (including, but not limited to, lost profits), even if the Calculation Agent has been advised of the likelihood of such loss or damage and regardless of the form of action.

(h)       The Calculation Agent shall not be responsible or liable for any failure or delay in the performance of its obligations under this Agreement arising out of or caused, directly or indirectly, by circumstances beyond its reasonable control, including without limitation, acts of God; earthquakes; fires; floods; wars; civil or military disturbances; sabotage; epidemics; riots; interruptions, loss or malfunctions of utilities, computer (hardware or software) or communications service; accidents; labor disputes; acts of civil or military authority or governmental actions; it being understood that the Calculation Agent shall use its best efforts to resume performance as soon as practicable under the circumstances.

(i)       No provision of this Agreement shall require the Calculation Agent to expend, advance or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder or in the exercise of any of its rights or powers hereunder unless it is indemnified to its reasonable satisfaction and the Calculation Agent shall have no liability to any person for any loss occasioned by any delay in taking or failure to take any such action while it is awaiting an indemnity reasonably satisfactory to it.

4.       (a) The Calculation Agent may at any time resign as Calculation Agent by giving written notice to the Bank of such intention on its part, specifying the date on which its desired resignation shall become effective; provided, however, that such date shall not be earlier than 60 days after the receipt of such notice by the Bank, unless the Bank agrees in writing to accept less notice. The Calculation Agent may be removed (with or without cause) at any time by the filing with it of any instrument in writing signed on behalf of the Bank by a proper officer or an authorized person thereof and specifying such removal and the date when it is intended to become effective. Such resignation or removal shall take effect upon the date of the appointment by the Bank, as hereinafter provided, of a successor Calculation Agent. If within 60 days after notice of resignation or removal has been given, a successor Calculation Agent has not been appointed, the Calculation Agent may, at the expense of the Bank, petition a court of competent jurisdiction to appoint a successor Calculation Agent. A successor Calculation Agent shall be appointed by the Bank by an instrument in writing signed on behalf of the Bank by a proper officer or an authorized person thereof and the successor Calculation Agent. Upon the appointment of a successor Calculation Agent and acceptance by it of such appointment, the Calculation Agent so superseded shall cease to be such Calculation Agent hereunder. Upon its resignation or removal, the Calculation Agent shall be entitled to the payment by the Bank of its compensation, if any is owed to it, for services rendered hereunder and to the reimbursement of all reasonable out-of-pocket expenses incurred in connection with the services rendered by it hereunder.

(b)       Any successor Calculation Agent appointed hereunder shall execute and deliver to its predecessor and to the Bank an instrument accepting such appointment hereunder, and thereupon such successor Calculation Agent, without any further act, deed or conveyance, shall become vested with all the authority, rights, powers, trusts, immunities, duties and obligations of such predecessor with like effect as if originally named as such Calculation Agent hereunder, and such predecessor, upon payment of its charges and disbursements then unpaid, shall thereupon become obliged to transfer and deliver, and such successor Calculation Agent shall be entitled to receive, copies of any relevant records maintained by such predecessor Calculation Agent.

(c)       Any corporation into which the Calculation Agent may be merged or converted or with which the Calculation Agent may be consolidated, or any corporation resulting from any merger, conversion or consolidation to which the Calculation Agent shall be a party, or any corporation succeeding to all or substantially all of the assets and business of the Calculation Agent, shall, to the extent permitted by applicable law and provided that it shall have an established place of business in The City of New York, be the successor Calculation Agent under this Agreement without the execution or filing of any paper or any further act on the part of any of the parties hereto. Notice of any such merger, conversion, consolidation or sale shall forthwith be given to the Bank within 30 days of such merger, conversion, consolidation or sale.

5.       Any notice required to be given hereunder shall be delivered in person, sent by letter, facsimile or communicated by telephone (subject, in the case of communication by telephone, to confirmation dispatched within twenty-four hours by letter), to the following addresses (or to any other address of which any party shall have notified the others in writing as herein provided): in the case of the Bank, Royal Bank of Canada, RBC Centre, 155 Wellington Street West, 14th Floor, Toronto, Ontario, Canada M5V 3H1, telephone: (416) 974-0117, facsimile: (416) 974-1368, and in the case of the Calculation Agent, RBC Capital Markets, LLC, 200 Vesey Street, 8th Floor, New York, New York, 10281, Attention: DCM Transaction Management, facsimile: (212) 428-6308. Any notice hereunder given by telephone, facsimile or letter shall be deemed to be received when in the ordinary course of transmission or post, as the case may be, it would be received.

6.       This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York. EACH PARTY HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT.

7.       This Agreement may be executed by each of the parties hereto in any number of counterparts, each of which counterparts, when so executed and delivered, shall be deemed to be an original and all such counterparts shall together constitute one and the same agreement.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first above written.

ROYAL BANK OF CANADA
By:	/s/ James Salem
Name: James Salem
Title: Executive Vice-President and Treasurer

By:	/s/ David M. Power
Name: David M. Power
Title: Vice-President, Corporate Treasury

RBC CAPITAL MARKETS, LLC, as the Calculation Agent
By:	/s/ Scott G. Primrose
Name: Scott G. Primrose
Title: Authorized Signatory

[Signature Page to Calculation Agency Agreement]

Exhibit A

Master Note

(Face of Security)

THIS SECURITY IS A GLOBAL SECURITY WITHIN THE MEANING OF THE INDENTURE HEREINAFTER REFERRED TO AND IS REGISTERED IN THE NAME OF A DEPOSITARY OR A NOMINEE THEREOF. THIS SECURITY MAY NOT BE EXCHANGED IN WHOLE OR IN PART FOR A SECURITY REGISTERED, AND NO TRANSFER OF THIS SECURITY IN WHOLE OR IN PART MAY BE REGISTERED, IN THE NAME OF ANY PERSON OTHER THAN SUCH DEPOSITARY OR A NOMINEE THEREOF, EXCEPT IN THE LIMITED CIRCUMSTANCES DESCRIBED IN THE INDENTURE.

UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY, A NEW YORK CORPORATION (“DTC”), TO THE ISSUER, OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.

THIS SECURITY IS A MASTER NOTE WITHIN THE MEANING SPECIFIED HEREIN AND REPRESENTS AN INVESTMENT SECURITY WITHIN THE MEANING OF ARTICLE EIGHT OF THE UNIFORM COMMERCIAL CODE (“NY UCC”). THIS SECURITY IS SUBJECT TO AND GOVERNED BY SECTION 8-202 OF THE NY UCC. THE TERMS OF ANY SUPPLEMENTAL OBLIGATION REPRESENTED HEREBY ARE INCORPORATED BY REFERENCE TO THE APPLICABLE PRICING SUPPLEMENT. BY ACCEPTANCE OF THIS SECURITY, THE HOLDER IS DEEMED TO HAVE KNOWLEDGE OF SUCH TERMS AND TO HOLD SUCH SUPPLEMENTAL OBLIGATION(S) SUBJECT TO AND IN ACCORDANCE WITH SUCH TERMS.

________________

ROYAL BANK OF CANADA

Senior Global Medium-Term Note, Series I

(Master Note)

________________

This security will not constitute a deposit that is insured under the Canada Deposit Insurance Corporation Act or by the United States Federal Deposit Insurance Corporation.

ROYAL BANK OF CANADA
Senior Global Medium-Term Note, Series I
(Master Note)

___________________

This Security is a Global Security within the meaning of the Indenture (as defined in Section 1 on the reverse hereof) and represents one or more Supplemental Obligations, as such term is defined in the Indenture, of Royal Bank of Canada, a Schedule I bank under the Bank Act (Canada) (hereinafter the “Bank”, which term includes any successor Person under the Indenture). The terms of each Supplemental Obligation are and will be reflected in this Security, the Bank’s prospectus dated September 14, 2021 (or any successor prospectus that has been delivered to the Trustee hereinafter referred to) (as it may be supplemented by the prospectus supplement specified from time to time in the Distribution Agreement, dated September 14, 2021, as it may be supplemented or amended from time to time, the “Prospectus”), relating to such Supplemental Obligation, and in pricing supplement(s) identified on Annex A attached hereto (each such pricing supplement, together with the Prospectus and any product-specific prospectus supplement designated therein (if applicable), a “Pricing Supplement”), which Pricing Supplement(s) are on file with the Trustee hereinafter referred to. With respect to each Supplemental Obligation, the description and terms of such Supplemental Obligation contained in the applicable Pricing Supplement are hereby incorporated by reference herein and are deemed to be a part of this Security as of the Original Issue Date specified on Annex A. Each reference to “this Security” or a “Security of this series” includes and shall be deemed to refer to each Supplemental Obligation.

With respect to each Supplemental Obligation, every term of this Security is subject to modification, amendment, supplementation or elimination through the incorporated terms of the applicable Pricing Supplement, whether or not the phrase “unless otherwise provided in the Pricing Supplement” or language of similar import precedes the term of this Security so modified, amended or eliminated. Without limiting the foregoing, in the case of each Supplemental Obligation, the Holder of this Security is directed to the applicable Pricing Supplement for a description of certain terms of such Supplemental Obligation, including the manner of determining the amount of cash payable or (if applicable) Securities deliverable at maturity or redemption and the method of determining, and the dates (if any) for the payment and resetting of, interest, if any, on such Supplemental Obligation (including, without limitation, information relating to any applicable interest rate, relevant securities, currency, commodities or other index or indices, any single security, currency or commodity or basket thereof of any combination of the foregoing that may be relevant to such determination), the dates, if any, on which the principal amount of and interest, if any, on such Supplemental Obligation is determined and payable, the amount payable upon any acceleration of such Supplemental Obligation and the principal amount of such Supplemental Obligation deemed to be Outstanding for purposes of determining whether Holders of the requisite principal amount of Securities have made or given any request, demand, authorization, direction, notice, consent, waiver or other action under the Indenture, including any limitation on the ability of the Holder to seek to collect amounts due hereunder.

Terms that are used and not defined in this Security but that are defined in the Indenture are used herein as defined therein.

This Security is a “Master Note”, which term means a Global Security that provides for incorporation therein of the terms of Supplemental Obligations by reference to the applicable Pricing Supplements, substantially as contemplated herein.

___________________

The Bank, for value received, hereby promises to pay to CEDE & Co., as nominee for The Depository Trust Company, or registered assigns, (i) on each principal payment date, including each amortization date, redemption date, repayment date or maturity date, as applicable, of each Supplemental Obligation, the principal amount then due and payable for each such Supplemental Obligation, as specified, and solely if and to the extent so specified, in the applicable Pricing Supplement and (ii) on each interest payment date, at maturity and on any redemption date, the interest then due and payable, if any, with respect to each Supplemental Obligation as specified, and solely if and to the extent so specified, in the applicable Pricing Supplement.

1.           Payment of Principal

With respect to each Supplemental Obligation, the Bank shall pay the principal amount as specified, and solely if and to the extent so specified, in the applicable Pricing Supplement on the Stated Maturity Date shown therein.

2.           Payment of Interest

With respect to each Supplemental Obligation, the Bank shall pay interest on the principal amount as specified, and solely if and to the extent so specified, in the applicable Pricing Supplement. Each date so determined or provided for in the applicable Pricing Supplement for the payment of interest is hereinafter referred to as an “Interest Payment Date.”

3.           Currency of Payment

Payment of principal of (and premium, if any) and interest on any Supplemental Obligation will be made in the currency designated as the “required currency” for such payment (or in a comparable manner) in the applicable Pricing Supplement (the “Required Currency” for any payment on such Supplemental Obligation), except as provided in this and the next three paragraphs. For each Supplemental Obligation, the Required Currency for any payment shall be made in the Required Currency for such payment unless, at the time of such payment, such currency is not legal tender for the payment of public and private debts in the country issuing such currency on the Original Issue Date, in which case the Required Currency for such payment shall be such coin or currency as at the time of such payment is legal tender for payment of public and private debts in such country, except as provided in the next sentence. If the euro is the Required Currency for any payment, the Required Currency for such payment shall be such coin or currency as at the time of payment is legal tender for the payment of public and private debts in all EMU Countries (as defined in Section 3 on the reverse hereof), provided that, if on any day there are not at least two EMU Countries, or if on any day there are at least two EMU Countries but no coin or currency is legal tender for the payment of public and private debts in all EMU Countries, then the Required Currency for such payment shall be deemed not to be available to the Bank on such day.

If provided in the applicable Pricing Supplement and except as provided in the next paragraph, any payment to be made on a Supplemental Obligation in a Required Currency other than U.S. dollars will be made in U.S. dollars if the Person entitled to receive such payment transmits a written request for such payment to be made in U.S. dollars to the Trustee at its Corporate Trust Office, on or before the fifth Business Day before the payment is to be made. Such written request may be mailed, hand delivered, telecopied or delivered in any other manner approved by the Trustee. Any such request made with respect to any payment on a Supplemental Obligation payable to a particular Holder will remain in effect for all later payments on such Supplemental Obligation payable to such Holder, unless such request is revoked on or before the fifth Business Day before a payment is to be made, in which case such revocation shall be effective for such and all later payments. In the case of any payment of interest payable on an Interest Payment Date, such written request must be made by the Person who is the registered Holder of this Security on the relevant Regular Record Date.

The U.S. dollar amount of any payment made pursuant to the preceding paragraph will be determined by the Exchange Rate Agent, as near as practicable to 11:00 A.M., New York City time, on the second Business Day preceding each payment date, based upon the indicative bid quotation that it quotes for the aggregate amount of Required Currency which is to be exchanged for payment in U.S. dollars on such payment date, which shall be a competitive rate in the market at that time for such a transaction. If such bid quotation is not available, the Exchange Rate Agent will obtain bid quotations from three, or if three are not available, then two, leading foreign exchange banks in The City of New York selected by the Exchange Rate Agent for such purchase and will enter into an agreement to trade the relevant currencies with such foreign exchange bank as shall have submitted the highest bid. If the Exchange Rate Agent determines that two such bid quotations are not available on such second Business Day, such payment will be made in the Required Currency for such payment. All currency exchange costs associated with any payment in U.S. dollars on this Security will be borne by the Holder entitled to receive such payment, by deduction from such payment.

Notwithstanding the foregoing, if any amount payable on a Supplemental Obligation is payable on any day (including at Maturity or on any redemption date) in a Required Currency other than U.S. dollars, and if such Required Currency is not available to the Bank on the two Business Days before such day, due to the imposition of exchange controls, disruption in a currency market or any other circumstances beyond the control of the Bank, the Bank will be entitled to satisfy its obligation to pay such amount in such Required Currency by making such payment in U.S. dollars. The amount of such payment in U.S. dollars shall be determined by the Exchange Rate Agent on the basis of the noon buying rate for cable transfers in The City of New York for such Required Currency (the “Exchange Rate”) as of the latest day before the day on which such payment is to be made. Any payment made under such circumstances in U.S. dollars where the required payment is in other than U.S. dollars will not constitute an Event of Default under the Indenture or such Supplemental Obligation.

4.           Manner of Payment – U.S. Dollars

Except as provided in the next paragraph, payment of the principal of (and premium, if any) and interest payable on any Supplemental Obligation in U.S. dollars will be made at the office or agency of the Bank maintained for that purpose in The City of New York (or at any other office or agency maintained by the Bank for that purpose), against surrender of this Security (subject to Section 6 below) in the case of any payment due at the Maturity of the principal or on any redemption date of such Supplemental Obligation; provided, however, that at the option of the Bank, payment of interest may be made by check mailed to the address of the Person entitled thereto as such address shall appear in the Security Register.

Payment of any amount payable on any Supplemental Obligation in U.S. dollars will be made by wire transfer of immediately available funds to an account maintained by the payee with a bank located in the Borough of Manhattan, The City of New York, if (i) the principal of such Supplemental Obligation is at least $1,000,000 and (ii) the Holder entitled to receive such payment transmits a written request for such payment to be made in such manner to the Trustee at its Corporate Trust Office, on or before the fifth Business Day before the day on which such payment is to be made; provided that, in the case of any such payment due at the Maturity of the principal or on any redemption date of such Supplemental Obligation (other than any payment of interest that first becomes due on an Interest Payment Date), subject to Section 6 below, this Security must be surrendered at the office or agency of the Bank maintained for that purpose in The City of New York (or at any other office or agency maintained by the Bank for that purpose) in time for the Paying Agent to make such payment in such funds in accordance with its normal procedures. Any such request made with respect to any payment on such Supplemental Obligation payable to a particular Holder will remain in effect for all later payments on such Supplemental Obligation payable to such Holder, unless such request is revoked on or before the fifth Business Day before a payment is to be made, in which case such revocation shall be effective for such and all later payments. In the case of any payment of interest payable on a Supplemental Obligation on an Interest Payment Date, such written request must be made by the Person who is the registered Holder of this Security on the relevant Regular Record Date. The Bank will pay any administrative costs imposed by banks in connection with making payments by wire transfer with respect to this Security, but any tax, assessment or other governmental charge imposed upon any payment will be borne by the Holder of this Security and may be deducted from the payment by the Bank or the Paying Agent.

5.           Manner of Payment – Other Specified Currencies

Payment of any amount payable on any Supplemental Obligation in a Required Currency other than U.S. dollars will be made by wire transfer of immediately available funds to such account as is maintained in such Required Currency at a bank or other financial institution acceptable to the Bank and the Trustee and as shall have been designated at least five Business Days prior to the applicable payment date by the Person entitled to receive such payment; provided that, in the case of any such payment due at the Maturity of the principal or on any redemption date of such Supplemental Obligation (other than any payment of interest that first becomes due on an Interest Payment Date), subject to Section 6 below, this Security must be surrendered at the office or agency of the Bank maintained for that purpose in The City of New York (or at any other office or agency maintained by the Bank for that purpose) in time for the Paying Agent to make such payment in such funds in accordance with its normal procedures. Such account designation shall be made by transmitting the appropriate information to the Trustee at its Corporate Trust Office in the Borough of Manhattan, The City of New York, by mail, hand delivery, telecopier or in any other manner approved by the Trustee. Unless revoked, any such account designation made with respect to any Supplemental Obligation by the Holder hereof will remain in effect with respect to any further payments with respect to such Supplemental Obligation payable to such Holder. If a payment in a Required Currency other than U.S. dollars with respect to any Supplemental Obligation cannot be made by wire transfer because the required account designation has not been received by the Trustee on or before the requisite date or for any other reason, the Bank will cause a notice to be given to the Holder of this Security at its registered address requesting an account designation pursuant to which such wire transfer can be made and such payment will be made within five Business Days after the Trustee’s receipt of such a designation meeting the requirements specified above, with the same force and effect as if made on the due date. The Bank will pay any administrative costs imposed by banks in connection with making payments by wire transfer with respect to this Security, but any tax, assessment or other governmental charge imposed upon any payment will be borne by the Holder of this Security and may be deducted from the payment by the Bank or the Paying Agent.

6.           Manner of Payment – Global Securities

Notwithstanding any provision of an applicable Pricing Supplement or the Indenture, the Bank may make any and all payments of principal, premium and interest on this Security pursuant to the applicable procedures of the Depositary for this Security as permitted in the Indenture (the “Applicable Procedures”). Notwithstanding the foregoing, whenever the provisions hereof require that this Security be surrendered against payment of the principal of a Supplemental Obligation, such surrender may be effected by means of an appropriate adjustment to Annex B hereto to reflect the discharge of such Supplemental Obligation, with such adjustment to be made by the Trustee in a manner not inconsistent with the Applicable Procedures of the Depositary for this Security, and in such circumstances this Security need not actually be surrendered.

Reference is hereby made to the further provisions of this Security set forth on the reverse hereof, which further provisions shall for all purposes have the same effect as if set forth at this place.

Unless the certificate of authentication hereon has been executed by the Trustee referred to on the reverse hereof by manual signature, this Security shall not be entitled to any benefit under the Indenture or be valid or obligatory for any purpose.

IN WITNESS WHEREOF, the Bank has caused this instrument to be duly executed.

ROYAL BANK OF CANADA
/s/ James Salem
Name: James Salem
Title: Executive Vice-President and Treasurer

/s/ David M. Power
Name: David M. Power
Title: Vice-President, Corporate Treasury

CERTIFICATE OF AUTHENTICATION

This is one of the Securities designated therein referred to in the within-mentioned Indenture.

Dated: September 14, 2021

THE BANK OF NEW YORK MELLON, (as successor to JPMorgan Chase Bank, N.A.) as Trustee

By:	/s/ Eva L. Waite
Name: Eva L. Waite
Title: Vice President

[REVERSE OF SECURITY]

1.            Securities and the Indenture

This Security is one of a duly authorized issue of securities of the Bank (herein called the “Securities”), issued and to be issued in one or more series under an Indenture, dated as of October 23, 2003, the First Supplemental Indenture, dated as of July 21, 2006, the Second Supplemental Indenture, dated as of February 28, 2007 and the Third Supplemental Indenture, dated as of September 7, 2018 (together, and as it may be further amended or supplemented from time to time, the “Indenture,” which term shall have the meaning assigned to it in such instrument), between the Bank and The Bank of New York Mellon, as successor to JPMorgan Chase Bank, N.A., as Trustee (herein called the “Trustee”, which term includes any successor trustee under the Indenture), and reference is hereby made to the Indenture for a statement of the respective rights, limitations of rights, duties and immunities thereunder of the Bank, the Trustee and the Holders of the Securities and of the terms upon which the Securities are, and are to be, authenticated and delivered. In the event of any conflict between the Indenture and any Pricing Supplement, the Pricing Supplement shall prevail with respect to the applicable Supplemental Obligation, to the extent lawful.

2.            Calculation Agent and Exchange Rate Agent

The Bank has initially appointed the institutions named in the applicable Pricing Supplement as Calculation Agent or Exchange Rate Agent, as the case may be, to act as such agents with respect to the Supplemental Obligation described in such Pricing Supplement, but the Bank may, in its sole discretion, appoint any other institution (including any Affiliate of the Bank) to serve as any such agent from time to time. The Bank will give the Trustee prompt written notice of any change in any such appointment. Insofar as this Security or the applicable Pricing Supplement provides for any such agent to obtain rates, quotes or other data from a bank, dealer or other institution for use in making any determination hereunder, such agent may do so from any institution or institutions of the kind contemplated hereby notwithstanding that any one or more of such institutions are any such agent, Affiliates of any such agent or Affiliates of the Bank.

All determinations made by the Calculation Agent or the Exchange Rate Agent with regard to a Supplemental Obligation may be made by such agent in its sole discretion and, absent manifest error, shall be conclusive for all purposes and binding on the Holder of this Security and the Bank. Neither the Calculation Agent nor the Exchange Rate Agent shall have any liability therefor.

References in this Security to U.S. dollars shall mean, as of any time, the coin or currency that is then legal tender for the payment of public and private debts in the United States of America.

References in this Security to the euro shall mean, as of any time, the coin or currency (if any) that is then legal tender for the payment of public and private debts in all EMU Countries.

With respect to any Supplemental Obligation, references in this Security to a particular currency other than U.S. dollars and euros shall mean, as of any time, the coin or currency that is then legal tender for the payment of public and private debts in the country issuing such currency on the Original Issue Date for such Supplemental Obligation.

3.            Redemption at the Option of the Bank; No Sinking Fund

Unless otherwise specified in the applicable Pricing Supplement, a Supplemental Obligation shall not be redeemable at the option of the Bank before the Maturity Date.

In the event of redemption of this Global Security in part only, annotation of such partial cancellation or redemption shall be made on Annex B.

Unless otherwise specified in the applicable Pricing Supplement, no Supplemental Obligation will have a sinking fund.

4.            Repayment at the Option of the Holder

Unless otherwise specified in the applicable Pricing Supplement, a Supplemental Obligation will not be subject to repayment at the option of the Holder.

5.            Defeasance

The Indenture contains provisions for defeasance at any time of the entire indebtedness of a Supplemental Obligation or certain restrictive covenants and Events of Default with respect to a Supplemental Obligation, in each case upon compliance with certain conditions set forth in the Indenture. Such provisions are applicable to a particular Supplemental Obligation only to the extent specified in the applicable Pricing Supplement.

6.            Default

If an Event of Default with respect to a Supplemental Obligation shall occur and be continuing, the principal of such Supplemental Obligation may be declared due and payable in the manner and with the effect provided in the Indenture. Upon payment (i) of the amount of principal so declared due and payable and (ii) of interest on any overdue principal and overdue interest (in each case to the extent that payment of such interest shall be legally enforceable), all of the Bank’s obligations in respect of the payment of the principal of and any interest on the Supplemental Obligations (including this Security and the interests represented hereby) shall terminate.

7.            Modification and Waiver

The Indenture permits, with certain exceptions as therein provided, the amendment thereof and the modification of the rights and obligations of the Bank and the rights of the Holders of the Supplemental Obligations to be affected under the Indenture at any time by the Bank and the Trustee with the consent of the Holders of a majority in principal amount of Supplemental Obligations at the time Outstanding of each Supplemental Obligation to be affected. The Indenture also contains provisions permitting the Holders of specified percentages in principal amount of a Supplemental Obligation at the time Outstanding, on behalf of the all Holders of such Supplemental Obligation, to waive compliance by the Bank with certain provisions of the Indenture and certain past defaults under the Indenture and their consequences. Any such consent or waiver by the Holder of this Security shall be conclusive and binding upon such Holder and upon all future Holders of this Security and the Persons who are beneficial owners of interests represented hereby, and of any Security issued upon the registration of transfer hereof or in exchange herefor or in lieu hereof, whether or not notation of such consent or waiver is made upon this Security.

8.            Remedies

As provided in and subject to the provisions of the Indenture, the Holder of this Security shall not have the right to institute any proceeding with respect to the Indenture or for the appointment of a receiver or trustee or for any other remedy thereunder, unless such Holder shall have previously given the Trustee written notice of a continuing Event of Default with respect to a Supplemental Obligation and the Holders of not less than 25% in principal amount of such Supplemental Obligation at the time Outstanding shall have made written request to the Trustee to institute proceedings in respect of such Event of Default as Trustee and offered the Trustee reasonable indemnity, and the Trustee shall not have received from the Holders of a majority in principal amount of a Supplemental Obligation at the time Outstanding a direction inconsistent with such request, and shall have failed to institute any such proceeding, for 90 days after receipt of such notice, request and offer of indemnity. The foregoing shall not apply to any suit instituted by the Holder of this Security for the enforcement of any payment of principal hereof or any premium or interest hereon on or after the respective due dates expressed herein.

No reference herein to the Indenture and no provision of this Security or of the Indenture shall alter or impair the obligation of the Bank, which is absolute and unconditional, to pay the principal of and any premium and interest on this Security at the times, place and rate, and in the coin or currency, herein prescribed.

9.            Disclosure under Interest Act (Canada)

For disclosure purposes under the Interest Act (Canada), whenever in a Supplemental Obligation or the Indenture interest at a specified rate is to be calculated on the basis of a period less than a calendar year, the yearly rate of interest to which such rate is equivalent is such rate multiplied by the actual number of days in the relevant calendar year and divided by the number of days in such period.

10.          Transfer or Exchange

As provided in the Indenture and subject to certain limitations therein set forth, the transfer of this Security is registrable in the Security Register, upon surrender of this Security for registration of transfer at the office or agency of the Bank in any place where the principal of and any premium and interest on this Security are payable, duly endorsed by, or accompanied by a written instrument of transfer in form satisfactory to the Bank and the Security Registrar duly executed by, the Holder hereof or his attorney duly authorized in writing, and thereupon one or more new Securities of like tenor, of Authorized Denominations and for the same aggregate principal amount, will be issued to the designated transferee or transferees.

Securities are issuable only in registered form without coupons in “Authorized Denominations”, which term shall have the following meaning. For each Security having a principal amount payable in U.S. dollars, the Authorized Denominations shall be $1,000 and multiples thereof. For each Security having a principal amount payable in a Required Currency other than U.S. dollars, the Authorized Denominations shall be the amount of such Required Currency equivalent, at the Exchange Rate on the first Business Day next preceding the date on which the Bank accepts the offer to purchase such Security, to $1,000 and any multiple thereof. As provided in the Indenture and subject to certain limitations therein set forth, Securities are exchangeable for a like aggregate principal amount of the such Securities exchanged and of like tenor of a different Authorized Denomination, as requested by the Holder surrendering the same.

No service charge shall be made for any such registration of transfer or exchange of Securities as provided above, but the Bank or the Trustee may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

Prior to due presentment of this Security for registration of transfer, the Bank, the Trustee and any agent of the Bank or the Trustee may treat the Person in whose name this Security is registered as the owner hereof for all purposes, whether or not this Security be overdue, and neither the Bank, the Trustee nor any such agent shall be affected by notice to the contrary.

This Security shall be subject to the provisions of the Indenture relating to Global Securities, including the limitations in Section 305 thereof on transfers and exchanges of Global Securities.

This Security is a Master Note and may be exchanged at any time, solely upon the request of the Bank to the Trustee, for one or more Global Securities in the same aggregate principal amount, each of which may or may not be a Master Note, as requested by the Bank. Each such replacement Global Security that is a Master Note shall reflect such of the Supplemental Obligations as the Bank shall request. Each such replacement Global Security that is not a Master Note shall represent one (and only one) Supplemental Obligation as requested by the Bank, and such Global Security shall be appropriately modified so as to reflect the terms of such Supplemental Obligation.

11.          Defined Terms

All terms used in this Security that are defined in the Indenture shall have the meanings assigned to them in the Indenture.

12.          Governing Law

Except as otherwise provided in the Indenture, this Security and the Indenture shall be governed by and construed in accordance with the laws of the State of New York.

ANNEX A

Pricing Supplement (Name and/or Accession Number)	CUSIP Number and Title of Supplemental Obligation	Principal Amount of Supplemental Obligation	Original Issue Date	Decrease in Principal Amount	Increase in Principal Amount	Effective Date of Increase or Decrease	Trustee Notation

A-1

ANNEX B

SCHEDULE OF EXCHANGES OF SUPPLEMENTAL OBLIGATIONS

The following exchanges of a part of this Global Security for physical certificates or a part of another Global Security have been made:

Date of Exchange	Amount of decrease in principal amount of this Global Security	Amount of increase in principal amount of this Global Security	Principal amount of this Global Security following such decrease (or increase)	Signature of authorized officer of Trustee

B-1

ANNEX C

CUSIP NO. __________

Supplemental Obligation No. __________

Pricing Supplement No. __________ and Date__________

ORIGINAL ISSUE DATE: __________

ROYAL BANK OF CANADA
SENIOR GLOBAL MEDIUM-TERM NOTE, SERIES I

(MASTER NOTE)

OPTION TO ELECT REPAYMENT

TO BE COMPLETED ONLY IF THE SUPPLEMENTAL OBLIGATION REFERENCED IN THIS NOTICE IS REPAYABLE
AT THE OPTION OF THE HOLDER AND THE HOLDER
ELECTS TO EXERCISE SUCH RIGHT

The undersigned hereby irrevocably requests and instructs the Bank to repay the Supplemental Obligation referred to in this notice (or the portion thereof specified below) at the applicable Repayment Price, together with interest to the Repayment Date, all as provided for in such Supplemental Obligation, to the undersigned, whose name, address and telephone number are as follows:

(please print name of the undersigned)

(please print address of the undersigned)

(please print telephone number of the undersigned)

If such Supplemental Obligation provides for more than one Repayment Date, the undersigned requests repayment on the earliest Repayment Date after the requirements for exercising this option have been satisfied, and references in this notice to the Repayment Date mean such earliest Repayment Date. Terms used in this notice that are defined in such Supplemental Obligation are used herein as defined therein.

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For such Supplemental Obligation to be repaid the Bank must receive at the applicable address of the Trustee set forth below or at such other place or places of which the Bank shall from time to time notify the Holder of such Supplemental Obligation, on any Business Day not later than the 30th or earlier than the 60th calendar day prior to the Repayment Date (or, if either such calendar day is not a Business Day, the next succeeding Business Day), (i) such Supplemental Obligation, with this “Option to Elect Repayment” form duly completed and signed, or (ii) a telegram, telex, facsimile transmission or letter from a member of a national securities exchange or the Financial Industry Regulatory Authority, Inc., a commercial bank or a trust company in the United States of America setting forth (a) the name, address and telephone number of the Holder of such Supplemental Obligation, (b) the principal amount of such Supplemental Obligation and the amount of such Supplemental Obligation to be repaid, (c) a statement that the option to elect repayment is being exercised thereby and (d) a guarantee stating that an appropriate adjustment to Annex B to the Security, with such adjustment to be made by the Trustee in a manner not inconsistent with the Applicable Procedures of the Depositary for the Security, will be made to reflect the discharge of such Supplemental Obligation to be repaid herewith, not later than five Business Days after the date of such telegram, telex, facsimile transmission or letter (provided that this form, duly completed and signed, is also received by the Bank by such fifth Business Day). The address to which such deliveries are to be made is:

The Bank of New York Mellon
225 Liberty Street
New York, New York 10286

or at such other place as the Bank or the Trustee shall notify the holder of such Security.

If less than the entire principal amount of such Supplemental Obligation is to be repaid, specify the portion thereof (which shall equal any Authorized Denomination) that the Holder elects to have repaid:

_________________________

and specify the denomination or denominations (which shall equal any Authorized Denomination) of the Security or Securities to be issued (if any) to the Holder in respect of the portion of such Supplemental Obligation not being repaid (in the absence of any specification, one Security will be issued in respect of the portion not being repaid):

_________________________

Date: ____________	By:

Notice: The signature to this Option to Elect Repayment must correspond with the name of the Holder as written on the face of such Security in every particular without alteration or enlargement or any other change whatsoever.

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ANNEX D

ABBREVIATIONS

The following abbreviations, when used in the inscription on the face of this instrument, shall be construed as though they were written out in full according to applicable laws or regulations:

TEN COM – as tenants in common	UNIF GIFT MIN ACT ______ Custodian _______
TEN ENT - as tenants by the entireties	(Cust) (Minor)
JT TEN - as joint tenants with right	Under Uniform Gifts to Minors Act
of survivorship and not as	_________________________________
tenants in common	(State)

Additional abbreviations may also be used though not in the above list.

____________________________

ASSIGNMENT
____________________________

FOR VALUE RECEIVED, the undersigned hereby
sell(s), assign(s) and transfer(s) unto

PLEASE INSERT SOCIAL SECURITY
OR OTHER IDENTIFYING NUMBER OF
ASSIGNEE

PLEASE PRINT OR TYPE NAME AND ADDRESS INCLUDING ZIP CODE OF ASSIGNEE

the within Security and all rights thereunder, hereby irrevocably constituting and appointing attorney

D-1

to transfer said Security on the books of the Bank, with full power of substitution in the premises.

Date: ____________	By:
Notice: The signature to this assignment must correspond with the name as written upon the face of the within instrument in every particular, without alteration or enlargement or any other change whatever.

D-2